**NOTICE OF EXTRAORDINARY GENERAL MEETING**
**OF**
**FUSION FUEL GREEN PUBLIC LIMITED COMPANY**
**(the "Company")**
**(Company Number 669283)**

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of the Company will be held on 6 November 2025, beginning at 2 p.m., Irish time, at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380 Ireland, for the purpose of considering and, if thought fit, passing the following resolutions:

**AS ORDINARY RESOLUTIONS**:

1. **THAT** the authorised share capital of the Company be increased by the creation of such further number of A Ordinary Shares as the board of directors of the Company may determine, provided that such further number of A Ordinary Shares shall be not less than 100,000 A Ordinary Shares and not more than 1,000,000,000 A Ordinary Shares, with such increase to be implemented at such time as the board of directors of the Company may in its absolute discretion determine (the "**Authorised Share Capital Increase**").

2. **THAT**, subject to and with effect from immediately following the Authorised Share Capital Increase, the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of the authorised but unissued ordinary share capital of the Company as exists immediately following the Authorised Share Capital Increase, and the authority conferred by this resolution shall expire on 6 November 2030, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

3. **THAT** Pierce Crosby be and hereby is elected as a Class II Director.

4. **THAT** Steven Gold be and hereby is elected as a Class II Director.

**AS SPECIAL RESOLUTIONS**:

5. **THAT**, subject to the passing of Resolution 2 above, the directors be and are hereby empowered pursuant to section 1023(3) of the Irish Companies Act 2014 to allot and issue equity securities (as defined in Section 1023 of that Act) for cash pursuant to the authority conferred by the directors' allotment authority proposal (Resolution 2) up to an aggregate nominal amount equal to the authorised but unissued ordinary share capital of the Company as exists immediately following the implementation of the Authorised Share Capital Increase as if section 1022 of the Act did not apply to any such allotment, provided that this authority shall expire on 6 November 2030 and provided that the Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Company's directors may allot or issue equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

6. **THAT**, subject to the passage of Resolution 1 above and the subsequent implementation of the Authorised Share Capital Increase, Regulation 5 of the memorandum of association of the Company and Article 3 of the articles of association of the Company (each forming part of the Constitution of the Company) be amended to reflect the authorised share capital of the Company following implementation of the Authorised Share Capital Increase, and such

amended Constitution be adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company.

**Your Board believes that the proposals to be put forward at the EGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favour of the proposals. Registered shareholders of the Company at the close of business on the record date (13 October 2025) are eligible to vote at the meeting.**

**About the Director Nominees**:

1. **Pierce Crosby**: Mr. Crosby currently serves as Managing Partner of Merchant Seven and was previously General Manager, Enterprise & North America at TradingView Inc. He has extensive experience in scaling fintech platforms and advising growth-stage companies on strategic execution. The directors believe that Mr. Crosby's deep understanding of financial markets and emerging technologies will assist the Company in executing its strategic initiatives and evaluating potential transactions. Mr. Crosby is considered an independent director under Nasdaq rules.

2. **Steven Gold**: Mr. Gold has over 20 years of experience in the natural resources sector, and currently serves as Chief Executive Officer of Jaguar Uranium Corp. He has previously held senior investment roles with Collecting Mining Ltd., Energold Drilling Corp., and Clarus Securities Inc., gaining expertise across both the buy- and sell-sides of the capital markets. Mr. Gold has advised and financed numerous mining and energy-transition companies, including those in the uranium industry. The directors believe that his extensive capital-markets and sector experience will provide valuable insight as the Company advances its energy-solutions strategy. Mr. Gold is considered an independent director under Nasdaq rules.

By order of the board of directors of the Company
*/s/ John-Paul Backwell*

**John-Paul Backwell**
**Chief Executive Officer and Director**

9 Pembroke Street Upper
Dublin
D02 KR83
Ireland

15 October 2025